Date of Filing:                                             File No.
               ------------                                          ---------

                       Securities and Exchange Commission
                                Washington, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION
                         Filed under Section 5(a) of the
                   Public Utility Holding Company Act of 1935

                      -------------------------------------

          The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and the subsidiary companies thereof:


1. Exact name of registrant:

          Enron Corporation

2. Address of principal executive offices:

          1221 Lamar, Suite 1600
          Houston, Texas 77010-1221


3. Name and address of officer to whom notices and communications should be addressed:

          Robert H. Walls, Jr., General Counsel
          David M. Koogler, Assistant General Counsel
          Enron Corp.
          1221 Lamar, Suite 1600
          Houston, Texas 77010-1221

4. Required information regarding the registrant and each subsidiary company thereof:

          See Exhibit A hereto. On December 2, 2001, Enron Corp. ("Enron") and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York. Since then, one hundred eighty
(180) additional Enron subsidiaries have filed voluntary petitions. It is estimated that Enron had in excess of 2,500 subsidiaries prior to its bankruptcy filing. Enron's


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bankruptcy was followed by the dismissal of its auditors, Arthur Andersen LLP, investigations by numerous state and federal agencies, and the filing of numerous law suits. A significant number of Enron employees were terminated from their positions or left the company voluntarily for employment elsewhere, and many Enron subsidiaries and assets have been sold, wound down, and or closed. All these factors have caused significant disruption at Enron and it is impossible to state with certainty what assets and subsidiaries currently comprise the Enron group of companies. Nevertheless, based on information obtained from Enron's corporate secretary and other employees, Enron's bankruptcy counsel, Weil, Gotshal and Manges, LLP, and public sources, Enron has been able to compile a list that is believed to be substantially accurate. The list, Exhibit A, describes, to the best of Enron's knowledge, all the companies which qualify as subsidiaries of Enron.

          On November 29, 2001, and on various dates thereafter, certain foreign affiliates of Enron in England went into administration. Shortly thereafter, various other foreign affiliates also commenced (either voluntarily or involuntarily) insolvency proceedings in Australia, Singapore, and Japan. Additional filings have continued world-wide and insolvency proceedings for foreign affiliates are continuing for various companies registered in Argentina, Bahamas, Bermuda, Canada, the Cayman Islands, France, Germany, Hong Kong, India, Italy, Mauritius, the Netherlands, Peru, Spain, Sweden, and Switzerland. Once a foreign affiliate is placed into a foreign insolvency proceeding, control of the foreign affiliate along with the management and distribution of its assets will generally be transferred to an insolvency practitioner, such as an administrator, receiver, or liquidator. Thus, commencement of most foreign proceedings results in a loss of ultimate control by Enron and its subsidiaries over the assets of the foreign affiliate. The foreign affiliates in insolvency proceedings are indicated in Exhibit A. By including such companies in Exhibit A, Enron does not concede that these companies are currently direct or indirect Enron subsidiaries as such term is defined under Section 2(a)(8) of the Act.


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                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in Houston, Texas on the 8th day of March, 2004.


                                   Enron Corp.

                                   By: /s/ Raymond M. Bowen, Jr.
                                   -------------------------------
                                   Name:  Raymond M. Bowen, Jr.
                                   Title: Executive Vice President and Chief
                                   Financial Officer of Enron Corp.


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                                  VERIFICATION

Houston, Texas


          The undersigned being duly sworn and deposes states that he has duly executed the attached notification of registration dated March 8, 2004 for and on behalf of Enron Corp. and that the undersigned is Executive Vice President and Chief Financial Officer of Enron Corp., and that he is authorized to sign on behalf of Enron Corp.; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                   By:    /s/ Raymond M. Bowen, Jr.
                                          --------------------------
                                   Name:  Raymond M. Bowen, Jr.
                                   Title: Executive Vice President and Chief
                                   Financial Officer of Enron Corp.



(Official Seal)

Subscribed and sworn to before me,

a Notary Public,

this 8th day of March, 2004.

/s/ Marsha A. Schiller
----------------------
My commission expires: 12/23/04


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                                  EXHIBIT INDEX

 A.  Information About the Registrant and its Subsidiaries.